Contact

www.linkedin.com/in/
alejandrochouza (LinkedIn)

Top Skills

Entrepreneurship
Nunchuck
Strategy

Languages

English
Spanish

Alejandro Chouza Sarquis

Co-founder | COO @ Arrived
Seattle, Washington, United States

Experience

Arrived

Co-founder | COO at Arrived
July 2020 - Present (5 years 10 months)

At Arrived, anyone can participate in the benefits of property ownership by buying shares of rental homes and vacation rentals starting at just $100 — and begin earning income from day one. Our goal is to make real estate investing easy and accessible for millions of people who don’t have the time, expertise, or large amounts of capital typically required to buy a rental property on their own.

Since 2020, Arrived has funded 550+ properties across 65 cities, with over $395 million invested. You can read more about our recent $27 million Series B fundraise in the link below.

We’re proud to be backed by incredible investors including Forerunner Ventures, Bezos Expeditions (Jeff Bezos), Marc Benioff (CEO of Salesforce), Spencer Rascoff (CEO of Match Group & former CEO of Zillow), Dara Khosrowshahi (CEO of Uber), NEO, Hadi Partovi (CEO & Founder of Code.org), Good Friends (the venture fund led by the co-founders of Warby Parker, Harry’s & Allbirds), Fred Tuomi (Former CEO of Invitation Homes), Core Innovation Capital, & PSL Ventures.

https://www.geekwire.com/2025/bezos-backed-real-estate-startup-arrived-raises-27m-to-help-fuel-new-stock-market-for-rental-properties/

OYO USA

VP Operations - Northwest USA
May 2019 - July 2020 (1 year 3 months)
Greater Seattle Area

Led the Northwest USA market launch across 12 states (WA, OR, ID, HI, CO, UT, MT, WY, SD, ND, AK) for OYO Rooms, who has pioneered the world's first full stack technology led hospitality model, with over 24,000 exclusive hotels in its chain.

Uber
General Manager
September 2014 - May 2019 (4 years 9 months)

- GM for Northwest US RideShare & JUMP Operations (WA, OR, AK, MT, ID, WY)
- Head of Vehicle Solutions - Mexico & Caribbean
- GM for Northwest Mexico Operations (NWK)

Discover A Hobby
Founder & CEO
October 2007 - January 2017 (9 years 4 months)

With over 100k monthly users across 300 hobby categories, Discover A Hobby is the largest hobby learning community online. Company was acquired in 2017

Microsoft
Sr Product Manager / Sr Product Marketing Manager
September 2010 - August 2014 (4 years)
Redmond, WA

Loxal Rewards
Co-founder and COO
October 2010 - November 2011 (1 year 2 months)

Loxal Rewards is a small merchant loyalty program built around your existing credit cards that allows consumers to consolidate their loyalty programs
and allows merchants to reward and identify their best customers. It was an interesting product ahead of its time, we couldn't find product market fit, so the company went down like a lead balloon - www.loxalrewards.com

Tecnologias Innovadoras Organicas S de RL de CV
Co-founder and Co-CEO
2004 - June 2008 (4 years)

Built and managed pharmaceutical manufacturing company with 200+ employees. Company was acquired in 2008

Education

The Wharton School

MBA, Venture Development and Innovation · (2008 - 2010)

Babson College

B.S., Entrepreneurship · (1999 - 2003)